Exhibit 99.1

Mountain Province Diamonds Announces First Quarter 2019 Results and Revises 2019 Guidance

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, May 8, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX and NASDAQ: MPVD) today announces its financial and operating results for the quarter ended March 31, 2019 (or "Q1").  All figures are expressed in Canadian dollars unless otherwise noted.

The Company is also pleased to announce that as a result of plant enhancement modifications, it has increased its 2019 guidance from 3.1 – 3.2 million tonnes treated to 3.2 – 3.3 million tonnes.

Operational Highlights for First Quarter 2019

  870,949 tonnes treated, an 11% increase on comparable quarter (Q1 2018: 786,000 tonnes).
  1,584,552 carats recovered at an average grade of 1.82 carats per tonne, slightly lower than the same period last year and mainly as a result of planned mine sequencing of lower grade ore tonnes mined and treated during the quarter and due to the previously announced plant modifications (Q1 2018: 1,641,000 carats and 2.09 carats per tonne).
  9,528,018 total tonnes mined, a 16% increase on comparable period (Q1 2018: 8,202,000).

Financial Highlights for First Quarter 2019

  Revenue from 643,739 carats sold at $60.7 million (US$45.8 million) compared to $66.6 million from 527,000 carats sold in Q1 2018 (US$52.4 million) at an average realised value of $94 per carat (US$71) 2018: $126 per carat, (US$99).
  Adjusted EBITDA1 of $19.7 million compared to $33.6 million in Q1 2018, mainly due to the rough diamond market being weaker in Q1 2019 compared to Q1 2018 and the sale of a different mix of goods with fewer better-quality and special stones sold in Q1 2019 compared to Q1 2018. Adverse weather conditions during the quarter also affected the costs.
  Earnings from mine operations $10.2 million compared to $24.6 million in Q1 2018.
  Cash costs of production, including capitalized stripping costs1 of $111 per tonne treated (2018: $76 per tonne) and $61 per carat recovered (2018: $37 per carat).
    The cash costs per tonne treated during the quarter are at the lower end of the Company's guidance for 2019, but higher than the same period last year.  The cost per tonne treated for Q1 2019 is 10% higher than the 2018 average cost of $101 per tonne as expected, and mainly due to the adverse weather cost impact and the additional planned increase in waste tonnes mined.
    The cash cost of production per carat is higher in Q1 2019 than in Q1 2018 as a result of lower grade material planned for the quarter and subsequently lower carats recovered, in addition to the higher costs associated with larger volumes of waste mined.
  Net income at March 31, 2019 was $2.5 million or $0.01 earnings per share (2018: net income $0.07 million or $0.00 earnings per share). Included in the determination of net income at March 31, 2019 are unrealized foreign exchange gains of $8.6 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange gains are a result of the strengthening of the Canadian dollar versus US dollar.
  Capital expenditure in the first quarter of 2019 was $10.4 million, $7.3 million of which was waste stripping and the remaining $3.1 million was sustaining capital related to mine operations.
  Cash position of $11.3 million (December 31, 2018: $30.7 million) and net working capital of $91.6 million (December 31, 2018: $87.2 million). The winter road season was successful with all required spares and consumables delivered to site, the reduction in cash from December 2018 is mostly due to the winter road season and will improve later in the financial year. The US$50 million revolving credit facility remains undrawn.
[1]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's March 31, 2019 MD&A for explanation and reconciliation

Market Highlights for First Quarter 2019

The rough diamond market is showing signs of stabilising during the quarter, with lower rough supplies predicted for 2019 and cutting centre inventories expected to return to more normal levels.

Reid Mackie, the Company's Vice President of Diamond Marketing, commented: "We have seen stability return, both in terms of diamond demand and prices achieved which resulted in our first quarter sales outperforming our expectations. Most of our diamond categories experienced modest but consecutive price increases and healthy demand from customers resulted in all lots offered being sold.

2019 Revised Guidance

The Company is pleased to revise its 2019 outlook for production as a result of ongoing plant enhancements, this has enabled higher throughput for tonnes treated. The previous 2019 operational outlook consisted of approximately 3.1 million to 3.2 million tonnes treated. The total ore tonnes treated has been revised to 3.2 million to 3.3 million tonnes due to the increased plant performance. The Company maintains its total carat production range of 6.6 million and 6.9 million carats, as previously announced (100% basis) with recovered grades of between 2.12 and 2.16 carats per tonne. The Company also maintains its cost guidance of $110 - $120 per tonne or $50 - $54 per carat recovered for fiscal year 2019.

Q1 2019 Summary

Q1 2019 mining results were in line with the Company's expectations with over 9.5 million tonnes of material mined, 16% higher than the same period last year.

The average grade for the first quarter has been lower than the average for 2018, but in line with the expected outcome for Q1. The lower grade during the quarter was partly driven by adverse weather conditions preventing access to planned higher grade ore areas as well as mine plan sequencing where lower grade ore was mined from the South West Corridor and parts of the Hearne pit. In addition to this, the plant enhancements and the change to the bottom screen sizes has resulted in higher throughput in the plant.  The changes have resulted in the recovery of coarser size frequency distribution and is expected to translate into an increased average value per carat recovered. The plant enhancements will continue to be implemented and monitored as the year progresses.

The plant treated 870,949 tonnes, or approximately 9,677 tonnes per day, 11% higher than the same period last year, and recovered just under 1.6 million carats. The Gahcho Kué Mine remains on track to achieve it's 2019 production guidance of 6.6 – 6.9 million carats.

The total ore tonnes mined were slightly less than planned for in Q1, due to extended excessive cold weather periods which prevented access to certain parts of the orebody. The ore stockpile has been utilized to accommodate higher throughput in the plant. The shortfall of ore tonnes mined year to date will be caught up during the summer months.

Stuart Brown, the Company's President and Chief Executive Officer, commented: "We are pleased with the Q1 operational and financial results for the Gahcho Kué Mine, given the mining area which consisted of lower grade ore. Production figures are slightly ahead of expectations and costs are at the lower end of our guidance for 2019. The 2019 target of 3.3 – 3.45 million carats (our 49% share of the full production) recovered, remains unchanged. We are encouraged by the early results of the plant changes implemented and look forward to updating the market on the progress of this initiative in the coming months."

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three months ended March 31, 2019 and 2018.

		Three months ended	Three months ended
		March 31, 2019	March 31, 2018

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	605	741
*Waste tonnes mined	kilo tonnes	8,923	7,461
*Total tonnes mined	kilo tonnes	9,528	8,202
*Ore in stockpile	kilo tonnes	295	796

Processing
*Ore tonnes treated	kilo tonnes	871	786
*Average plant throughput	tonnes per day	9,467	8,733
*Average diamond recovery	carats per tonne	1.82	2.09
*Diamonds recovered	000's carats	1,585	1,641
Approximate diamonds recovered - Mountain Province	000's carats	777	804
Cash costs of production per tonne, net of capitalized stripping **		$94	75
Cash costs of production per tonne of ore, including capitalized stripping**		$111	76
Cash costs of production per carat recovered, net of capitalized stripping**		$52	36
Cash costs of production per carat recovered, including capitalized stripping**		$61	37

Sales
Approximate diamonds sold - Mountain Province***	000's carats	644	527
Average diamond sales price per carat	US	$71	$99

* at 100% interest in the Gahcho Kué Mine
**See Non-IFRS Measures section of the Company's March 31, 2019 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended
(in thousands of Canadian dollars, except where otherwise noted)		March 31, 2019	March 31, 2018

Sales		$60,696	66,565
Carats sold	000's carats	644	527
Average price per carat sold	$/carat	94	126
Cost of sales per carat*	$/carat	78	80
Earnings from mine operations per carat		$16	46
Earnings from mine operations	%	17%	37%
Selling, general and administrative expenses		$2,899	3,589
Operating income		$3,639	20,105
Net income for the period		$2,497	67
Basic and diluted earnings per share		$0.01	0.00

* This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers Canada

Conference Call

Full details of the financial and operating results for the quarter ended March 31, 2019 are described in Mountain Province's condensed consolidated interim financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Mountain Province, including its annual information form and US Form 40-F, are available on the Company's website at www.mountainprovince.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact Mountain Province at 161 Bay Street, PO Box 216, Toronto, ON, M5J 2S1, to request, free of charge, hard copies of the audited consolidated financial statements and related Management's Discussion and Analysis.

The Company will host an earnings conference call for analysts and investors on Thursday, May 9, 2019, at 11:00 a.m. Eastern Time.  The conference call can be accessed using the following details.  A replay of the call will also be available on the Company's website.

Title: Mountain Province Diamonds Inc Q1 Earnings Conference Call
Conference ID: 7179307
Date of call: 05/09/2019
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://edge.media-server.com/m6/p/dtcvb9mr

Participant Toll-Free Dial-In Number:	(866) 300-0510
Participant International Dial-In Number:	(636) 812-6656

A replay of the webcast and audio call will be available on the Company's website

Replay:
Toll-Free Dial-In:	(855) 859-2056
International Dial-In:	(404) 537-3406
Passcode:	7179307

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of various diamondiferous kimberlites, four of which are being developed and mined under the current mine plan. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Mine that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 08-MAY-19